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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                              --------------------
                                (Amendment No. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              NETMOVES CORPORATION
                   -------------------------------------------
                                (Name of Issuer)

                   Common Stock, $0.000001 par value per share
                   -------------------------------------------
                         (Title of Class of Securities)

                                   31210L-10-4
                                 --------------
                                 (CUSIP Number)

                                   Gary Millin
                                    President
                                 Mail.com, Inc.
                             11 Broadway, 6th Floor
                               New York, NY 10004

                                 with a copy to:


                          Ronald A. Fleming, Jr., Esq.
                       Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                             New York, NY 10004-1490


            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 8, 2000
                          -----------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]


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CUSIP NO. 31210L-10-4                                                Page 2 of 6
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         1.       NAME OF REPORTING PERSON
                  I.R.S. IDENTIFICATION NO. OF ABOVE
                  PERSON

                  Mail.com, Inc.                        I.R.S. I.D. # 13-3787073
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         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                                     (b) [ ]
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         3.       SEC USE ONLY

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         4.       SOURCE OF FUNDS               OO
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         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
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         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Delaware
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NUMBER OF                           7.  SOLE VOTING POWER
SHARES                                     19,169, 296
                                        -----------------
BENEFICIALLY                        8.  SHARED VOTING POWER
OWNED BY                                        0
                                        -----------------
EACH PERSON                         9.  SOLE DISPOSITIVE POWER
WITH                                       19,169, 296
                                        -----------------
                                    10. SHARED DISPOSITIVE POWER
                                                0
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         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  19,169, 296
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         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES   [ ]
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         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  100%
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         14.      TYPE OF REPORTING PERSON
                  CO
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CUSIP NO. 31210L-10-4                                                Page 3 of 6
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         1.       NAMES OF REPORTING PERSON
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                  Gerald Gorman
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         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                        (b) [ ]
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         3.       SEC USE ONLY
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         4.       SOURCE OF FUNDS   OO
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         5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------

         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Australia
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NUMBER OF                           7.  SOLE VOTING POWER
SHARES                                     19,169, 296
BENEFICIALLY                            -----------------
OWNED BY                            8.  SHARED VOTING POWER
EACH PERSON                                     0
WITH                                    -----------------
                                    9.  SOLE DISPOSITIVE POWER
                                           19,169, 296
                                        -----------------
                                   10.  SHARED DISPOSITIVE POWER
                                                0
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         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  19,169, 296
--------------------------------------------------------------------------------

         12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES [ ]
--------------------------------------------------------------------------------

         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  100%
--------------------------------------------------------------------------------

         14.      TYPE OF REPORTING PERSON
                  IN
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CUSIP NO. 31210L-10-4
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                                                                     Page 4 of 6

         This statement, dated February 22, 2000, constitutes Amendment No. 1 to the Schedule 13D (the "Schedule 13D"), dated December 21, 1999, regarding the common stock (the "Issuer Common Stock"), of NetMoves Corporation (subsequently renamed Mail.com Business Messaging Services, Inc.), a Delaware corporation (the "Issuer"). All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Schedule 13D.

         This statement is being filed by Mail.com, Inc., a Delaware corporation ("Mail.com") and by Gerald Gorman (collectively, the "Filing Parties"), in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). It shall refer only to information which has materially changed since the filing of the Schedule 13D.

Item 3.       Source and Amount of Funds or Other Consideration.
              --------------------------------------------------

         On February 8, 2000, Mail.com completed its acquisition of the Issuer pursuant to an Agreement and Plan of Merger dated as of December 11, 1999 (the "Merger Agreement") among Mail.com, the Issuer and Mast Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Mail.com ("Merger Sub"). Merger Sub merged with and into the Issuer, with the Issuer surviving as a wholly-owned subsidiary of Mail.com (the "Merger").

         In the Merger, (i) each issued and outstanding share of Issuer Common Stock was converted into the right to receive 0.385336 shares of Mail.com Class A common stock, with cash being paid in lieu of any fractional shares of Mail.com Class A common stock that would otherwise be issuable, (ii) all outstanding options and certain outstanding warrants to purchase Issuer Common Stock were converted into options and warrants to purchase the number of shares of Mail.com Class A common stock into which the shares of Issuer Common Stock underlying the options and warrants would have been converted in the Merger (the "Merger Consideration"), and (iii) each issued and outstanding share of Merger Sub common stock was converted into one share of Issuer Common Stock.


Item 4.       Purpose of Transaction.
              -----------------------

         (a)-(b) As described in Item 3 above, this statement relates to the Merger.

         (c)  Not applicable.

         (d) In the Merger, (i) the directors of the Issuer were replaced by the directors of Merger Sub immediately prior to the effective time of the Merger, and (ii) the officers of the Issuer were replaced by the officers of Merger Sub immediately prior to the effective time of the Merger. In addition, Thomas Murawski, President, Chief Executive Officer and Chairman of the Issuer immediately prior to the Merger, became Chief Executive Officer of the Issuer.

         (e)  Other than as a result of the Merger, not applicable.

         (f)  Not applicable.
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CUSIP NO. 31210L-10-4
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                                                                     Page 5 of 6

         (g) In the Merger, (i) the certificate of incorporation of the Issuer was amended to be the same as the certificate of incorporation of Merger Sub, except that the name of the surviving corporation was NetMoves Corporation, and
(ii) the bylaws of the Issuer were replaced by the bylaws of Merger Sub as in effect immediately prior to the effective time of the Merger. On February 11, 2000, NetMoves Merger Subsidiary Corp., a Delaware corporation and a wholly-owned subsidiary of the Issuer, merged with and into the Issuer, with the Issuer being the surviving corporation of the merger (the "Subsidiary Merger"). Pursuant to the Subsidiary Merger, the name of the Issuer was changed to Mail.com Business Messaging Services, Inc.

         (h)-(i) On February 8, 2000, upon consummation of the Merger, the Issuer Common Stock was de-listed from The Nasdaq National Market. On February 10, 2000, the Issuer filed a Form 15 with the Commission certifying that Issuer Common Stock was held of record by less than 300 persons and requesting termination of registration pursuant to Rule 12g-4 under the Exchange Act.

         (j) Except as described in this Item 4, neither of the Filing Parties nor, to Mail.com's knowledge, any person named in Schedule A of the Schedule 13D currently has any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of this statement (although the Filing Parties reserve the right to develop such plans).


Item 5.       Interest in Securities of the Issuer.
              -------------------------------------

         (a) As a result of the Merger, Mail.com may be deemed to beneficially own an aggregate of 19,169,296 shares of Issuer Common Stock, representing 100% of the shares of Issuer Common Stock outstanding on February 8, 2000. Mr. Gorman, because he controls a majority of the voting power of Mail.com's common stock, may be deemed to possess the sole power to vote or direct the vote of (and, as a result, may be deemed to beneficially own) the 19,169,296 shares referred to above. Mr. Gorman disclaims beneficial ownership of such shares.

         (b) As a result of the Merger, Mail.com has the sole power to vote or direct the vote of (and, as a result, may be deemed to beneficially own) 19,169, 296 shares of Issuer Common Stock, representing 100% of the shares of Issuer Common Stock outstanding on February 8, 2000. To Mail.com's knowledge, except as described in the following sentence, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A of the Schedule 13D. Mr. Gorman, because he controls a majority of the voting power of Mail.com's common stock, may be deemed to possess the sole power to vote or to direct the vote of (and, as a result, may be deemed to beneficially own) the 19,169,296 shares of Issuer Common Stock referred to above. Mr. Gorman disclaims any beneficial ownership of such shares.

         (c) Except as described in Items 3 and 4 above, neither of the Filing Parties nor, to the knowledge of Mail.com, any person named in Schedule A of the
Schedule 13D has effected any transaction in the Issuer Common Stock during the past 60 days.

         (d) As a result of the Merger, Mail.com possesses all powers, rights and privileges with respect to the Issuer Common Stock, including but not limited to the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such shares of Issuer Common Stock.

         (e)  Not applicable.



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CUSIP NO. 31210L-10-4
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                                                                     Page 6 of 6

                                    SIGNATURE



         After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 22, 2000

                                   MAIL.COM, INC.


                                   By:  /s/ Gerald Gorman
                                        ---------------------------------------
                                            Gerald Gorman
                                            Chairman and Chief Executive Officer


                                        /s/ Gerald Gorman
                                        ---------------------------------------
                                            Gerald Gorman